[On Google letterhead]

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

July 20, 2011

By EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief

     Morgan Youngwood, Staff Accountant

Re:	Google Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed on February 11, 2011 (“2010 Form 10-K”)

Form 10-Q for the quarterly period ended March 31, 2011

Filed on May 10, 2011

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 7, 2011, relating to the above referenced filings (the “Filings”).

Confidential Treatment Request

Because of the sensitive nature of the information contained in the materials being supplementally provided to the Staff pursuant to Comment No. 2a. below, this submission is accompanied by a request for confidential treatment for such information. Google is requesting confidential treatment for the supplemental materials in connection with the Freedom of Information Act (the “FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding the confidential treatment request should be sent to:

Google Inc.

Attention: General Counsel

1600 Amphitheatre Parkway

Mountain View, CA 94043

Phone: (650) 253-4000

Fax: (650) 649-1920

United States Securities and Exchange Commission

July 20, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 3. Legal Proceedings – page 21

1.	You have cross referenced your discussion about legal proceedings to Note 12. Item 103 of Regulation S-K requires disclosure of, among other items, the name of the court in which the proceedings are pending, the date instituted, and the principal parties. We did not note any of this information in Note 12. If none of the proceedings exceeded the materiality level to require this disclosure, please advise. If such information should have been provided, please provide them in the next Form 10-Q.

We respectfully advise the Staff that none of Google’s legal proceedings, pending or known to be contemplated by governmental authorities, as of December 31, 2010 or as of the time of filing the 2010 Form 10-K on February 11, 2011, exceeded the materiality level described in Item 103 of Regulation S-K so as to require the additional disclosure pursuant to such item.

Consolidated Financial Statements

Note 12. Commitments and Contingencies – page 72

General

2.	For all of the loss contingencies discussed in this note (e.g., all indemnifications and all legal matters), we have the following comments:

a.	ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined. It does not appear that the Company has provided any quantitative information. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

If you conclude that you cannot estimate a range of reasonably possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please supplementally provide the following:

•	An explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

United States Securities and Exchange Commission

July 20, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

•

The name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief. For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

We note that ASC 450-20-50-3 indicates that “disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either the following conditions exists (a) an accrual is not made… or (b) an exposure to loss exists in excess of the amount accrued…” ASC 450 defines a “reasonable possibility” as more than remote but less than likely. In addition, ASC 450-20-50-4 requires a disclosure of an estimate of possible loss or range of loss or a statement that such an estimate cannot be made. In all of our outstanding legal matters in which we have not made an accrual, management is unable to estimate a range of reasonably possible loss due to various reasons, including, among others: (1) that the proceedings are in early stages, (2) that there is uncertainty as to the outcome of pending appeals, motions, or settlements, (3) that there are significant factual issues to be resolved, and (4) that there are novel legal issues presented. Consequently, pursuant to ASC 450, only a statement that an estimate of the loss cannot be made is required. In response to the Staff’s comment, we will disclose the following in our next Quarterly Report on Form 10-Q:

“Legal Matters

We have had patent, copyright, and trademark infringement lawsuits filed against us claiming that certain of our products, services, and technologies, including Android, Google WebSearch, Google AdWords, Google AdSense, Google Books, Google News, Google Image Search, Google Chrome, Google Talk, Google Voice, and YouTube, infringe the intellectual property rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain features, functionalities, products, or services, and may also cause us to change our business practices, and require development of non-infringing products or technologies, which could result in a loss of revenues for us and otherwise harm our business.

In addition, many of our agreements with our customers and partners require us to indemnify them for certain intellectual property infringement claims against them, which would increase our costs as a result of defending such claims, and may require that we pay significant damages if there were an adverse ruling in any such claims. Furthermore, such customers and partners may discontinue the use of our products, services, and technologies, as a result of injunctions or otherwise, which could result in loss of revenues and adversely impact our business.

We are also regularly involved in other claims, suits, government investigations, and proceedings arising from the ordinary course of our business, including actions with respect to intellectual property claims, competition and antitrust matters (such as the pending investigations by the U.S. Federal Trade Commission and the European Commission), privacy matters, tax matters, labor and employment claims, commercial claims, as well as actions involving content generated by our users, and other matters.

United States Securities and Exchange Commission

July 20, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

We have recorded liabilities for certain of these outstanding legal matters. Certain of these matters assert claims for substantial or indeterminate damages. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. We evaluate, on a monthly basis, developments in our legal matters that could affect the amount of liability that has been previously accrued, and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount. Such legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. In all of our outstanding legal matters in which we have not made an accrual, management is unable to estimate a range of reasonably possible loss due to various reasons, including, among others: (1) that the proceedings are in early stages, (2) that there is uncertainty as to the outcome of pending appeals, motions, or settlements, (3) that there are significant factual issues to be resolved, and (4) that there are novel legal issues presented.

[To be added if loss accruals are material in any reporting period: Excluding fees paid to external legal counsel, we recognized litigation-related liabilities of $        million and $        million during the XX and XX months ended             , 20XX and             , 20XX, respectively.]

While the results of such claims, suits, government investigations, and proceedings are not reasonably estimable at this time, based on our current knowledge, we believe that the final outcome of the matters discussed above, including liabilities in excess of the amounts accrued, if any, will not, individually or in the aggregate, have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. However, in light of the uncertainties involved in such matters, the final outcome of a particular matter could have a material adverse effect on our results of operations or cash flows in a particular period.

EPA Investigation

In February 2009, we learned of a U.S. Environmental Protection Agency (EPA) investigation into an alleged release of refrigerant at one of our smaller data center facilities, which we acquired from DoubleClick, and the accuracy of related statements and records. We are cooperating with the EPA and have provided documents and other materials. The EPA investigation could result in fines, civil or criminal penalties, or other adverse consequences. Since there are significant factual issues to be resolved, we cannot estimate a reasonable range of possible loss at this time. We believe the final outcome of this matter, including any liability in excess of the amount accrued, if any, will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

Department of Justice Investigation (Advertising)

In May 2011, in connection with a potential resolution of an investigation by the United States Department of Justice into the use of Google advertising by certain advertisers, we accrued

United States Securities and Exchange Commission

July 20, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

$500 million for the three-month period ended March 31, 2011. Although we cannot predict the final outcome of this matter, we believe that any liability in excess of the amount accrued will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.”

In response to the Staff’s inquiry regarding our review procedures with respect to loss contingencies, we respectfully advise the Staff that we have a robust monthly review process for potential loss contingencies. Internal finance and legal personnel review significant legal matters in detail with regard to the nature and progress of each matter, past experience with similar matters, if applicable, and representations from our legal counsel, from which we assess the likelihood and magnitude of the potential loss. As part of this review, we consider a variety of factors, including the facts in dispute, our analysis of the relevant law and its likely applicability, possible legal defenses and litigation strategies, and potential opportunities for settlement. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. If, at the time of evaluation, the loss contingency is not both probable and estimable, we continue to monitor the matter for further developments that would make such loss contingency both probable and estimable. We assess whether a reasonable estimate can be determined once we have deemed a loss contingency to be reasonably possible. In most cases, we believe that we have meritorious defenses and will ultimately prevail. Such legal proceedings are inherently complex and hard to predict. In addition, many of these legal proceedings involve laws that were adopted prior to the advent of the internet and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other legal proceedings involve laws that do reference the internet, but their applicability and scope remain uncertain and subject to the interpretation of courts. As a result, our conclusion is such that no meaningful amount or range of reasonably possible loss can be determined.

We are supplementally providing (under a separate cover letter) information responsive to the Staff’s request about cases in which the plaintiff has requested in public filings a quantified amount of relief. As part of that information, we provide an explanation for each of the listed filings as to why a range of reasonably possible loss cannot be determined. The compilation of this information and the information itself constitute confidential information of Google. Because of the sensitive nature of this information, the supplemental submission of these materials is accompanied by a request for confidential treatment of these materials in connection with the FOIA. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we respectfully request the Staff to return the copy of these materials to the undersigned once the Staff has completed its review. We respectfully submit that the return of these materials will not cause any harm to investors and readers of our financial statements and would be consistent with the FOIA.

b.

Throughout your filing, you state that the ultimate outcome of various matters will not have a “material adverse effect” on your “business, consolidated financial position, results of operations, or cash flows.” It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.” Also, it is unclear whether you omitted the

United States Securities and Exchange Commission

July 20, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

statement of comprehensive income and statement of changes in owners’ equity for a particular reason. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

We respectfully advise the Staff that the phrase “material adverse” does not represent a higher threshold than the term “material.” Since the term “material” could be used to describe both a positive and negative impact, the phrase “material adverse” was used in the context of describing the extent of any adverse or negative impact of our pending legal matters. We believe that describing the impact of any matter in the context of our business, consolidated financial position, results of operations and cash flows is more meaningful to investors than a general reference to our consolidated financial statements. We also believe that the components of this description, which address our prospects, financial strength, liquidity and ability to operate our business profitably, are those that are most relevant to an investor’s appreciation of the future impact of a loss contingency on us and on trading prices for our Class A common stock.

c.	Your statement that the “final (or ultimate) outcome” of a matter is not material is unclear. For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else. Please clarify this phrase in your next Form 10-Q and provide us with your proposed disclosure.

We respectfully advise the Staff that our statement refers to our belief that the liabilities arising from such matters in excess of the amounts accrued, if any, will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. Pursuant to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will revise our disclosure to clarify our belief relating to the likelihood of an adverse outcome of the loss contingencies as follows:

“While the results of such claims, suits, government investigations, and proceedings are not reasonably estimable at this time, based on our current knowledge, we believe that the final outcome of the matters discussed above, including liabilities in excess of the amounts accrued, if any, will not, individually or in the aggregate, have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. However, in light of the uncertainties involved in such matters, the final outcome of a particular matter could have a material adverse effect on our results of operations or cash flows in a particular period.”

United States Securities and Exchange Commission

July 20, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

Indemnifications

3.	Please provide context to the statement that your payments have historically not had a material impact by indicating the extent to which past history would be indicative of the future or the extent to which asserted and unasserted claims are material.

In response to the Staff’s comment, in our future Annual Report on Form 10-K filings, we will revise our disclosure as follows:

“It is not possible to determine the maximum potential amount under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement. Additionally, we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period.”

Form 10-Q for the quarterly period ended March 31, 2011

Consolidated Financial Statements

Note 16. Subsequent Events

Department of Justice Investigation (Advertising) – page 21

4.	From the disclosures you make, it is unclear whether you mean that reasonably possible losses in excess of the amount accrued (i.e., $500 million) are not material to your financial statements. If this is what you mean, please state so more explicitly in future filings. If this is not what you mean, disclose in future filings the reasonably possible loss or range of loss in excess of the amount accrued.

We respectfully advise the Staff that our disclosure refers to our expectation that any incremental loss in excess of the amount accrued of $500 million will not be material to our financial statements. We are currently in the process of resolving this matter. If we are unable to resolve this matter by the time we file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, we will disclose the following:

“Although we cannot predict the final outcome of this matter, we believe that any liability in excess of the amount accrued will not have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.”

United States Securities and Exchange Commission

July 20, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

5.	You state that the outcome of this matter will not have a material adverse effect on your business, consolidated financial position, results of operations, or cash flows. Assuming that your meaning is that the outcome of this matter will not have a material effect on your business or financial statements, please help us understand your materiality assessment, in light of the $500 million you have already accrued and your reasonably possible loss or range of loss.

We respectfully advise the Staff that we do not expect any incremental loss in excess of the $500 million accrued as of March 31, 2011, to have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows.

As detailed below in our response to the Staff’s Comment No. 6 below, in May 2011, after extensive negotiations, Google and the United States Attorney for the District of Rhode Island (the “District of Rhode Island”) reached an agreement in principle regarding the amount of the financial component of a proposed settlement. This agreement contemplated that Google would forfeit $500 million in connection with the Department of Justice Investigation (the “Investigation”). As an amount has already been agreed to in principle by both parties, we do not believe the ultimate resolution of this matter will materially differ from this amount.

6.	Please tell us where you disclosed in your 2010 Form 10-K the reasonably possible loss related to this investigation, or tell us why you did not provide that disclosure.

We respectfully advise the Staff that there was no disclosure regarding the Investigation in the 2010 Form 10-K. The Investigation was not considered a material pending legal proceeding at December 31, 2010 or at the time of filing the 2010 Form 10-K on February 11, 2011.

We believe that a loss related to the Investigation did not meet the probable and reasonably estimable criteria of ASC 450 prior to the filing of our 2010 Form 10-K and only met both those criteria in May 2011. In addition, we believe that a loss relating to the Investigation was not reasonably possible until April 2011, when Google and the District of Rhode Island began negotiations regarding a potential financial component of a settlement conditioned on successful resolution of other aspects of an agreement. These discussions occurred in parallel with, and without prejudice to, Google’s defense against the Investigation or the District of Rhode Island’s ability to continue the Investigation. From April until early May 2011, the District of Rhode Island’s claims and the terms of its settlement demands were sufficiently uncertain and preliminary that it was not possible to estimate the amount or range of a reasonably possible loss. Accordingly, given our belief that a loss on this matter was neither probable nor reasonably possible at the time of the filing of the 2010 Form 10-K, we did not accrue a loss as of December 31, 2010 or disclose the matter.

* * * * *

United States Securities and Exchange Commission

July 20, 2011

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0304

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me (tel: (650) 253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: (650) 240-3928 and (650) 469-0208). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ MARK FUCHS
Mark Fuchs
Vice President, Finance and
Chief Accountant

cc:	Patrick Pichette

David C. Drummond, Esq.

Kent Walker, Esq.

Donald S. Harrison, Esq.

Katherine Stephens, Esq.